Exhibit 99.1

PAN AMERICAN SILVER ANNOUNCES RELEASE DATE FOR 2009
UNAUDITED FIRST QUARTER RESULTS

Vancouver, British Columbia – May 4, 2009-- Pan American Silver Corp. (PAAS: NASDAQ; PAA: TSX) today announced that its unaudited 2009 first quarter results will be released on Tuesday, May 12, 2009 after markets close.  A conference call and live audio webcast to discuss the results will be held on Wednesday, May 13, 2009 at 11:00 am ET (8:00 am PT).

Q1 2009 Results Conference Call and Webcast Information

Date: Wednesday, May 13, 2009
Time: 11:00 am Eastern Time – 8:00 am Pacific Time

Dial-In Numbers
North America and International toll number: 1-480-629-9674

Audio Webcast
A live audio webcast can be accessed at:
http://www.investorcalendar.com/IC/CEPage.asp?ID=144793

Playback
North America and International toll number:	1-303-590-3030

Replay Pin Number:	4070831
Playback available for one week following the call

About Pan American Silver

Pan American Silver’s mission is to be the world’s largest and lowest cost primary silver mining company by increasing its low cost silver production and silver reserves.  The Company has eight operating mines in Mexico, Peru, Argentina and Bolivia.

Information Contact

Kettina Cordero
Coordinator, Investor Relations
(604) 684-1175
info@panamericansilver.com

1500 - 625 Howe Street, Vancouver, BC, Canada  V6C 2T6     Tel 604-684-1175  Fax 604-684-0147